June 1, 2004

Act: 1933
Section: 1145
~~Rule:~~ BANKRUPTCY CODE
Public Availability: 6/1/2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XO Communications, Inc.
Incoming letters dated March 22, 2004 and May 28, 2004

Based on the facts (1) presented in the incoming letters dated March 22, 2004 and May 28, 2004 and (2) contained in Allegiance Telecom Inc.'s second amended disclosure statement under section 1125 of the United States Bankruptcy Code, which the United States Bankruptcy Court for the Southern District of New York approved on April 22, 2004, it is the Division's view that the exemption from Securities Act registration provided by section 1145(a) of the Bankruptcy Code would not be available for the offer and sale of XO Communication's common stock. Any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2004

Bruce R. Kraus
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Re: XO Communications, Inc.

Dear Mr. Kraus:

In regard to your letters of March 22, 2004 and May 28, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

11 U.S.C. § 1145

March 22, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Attn: David Lynn, Esq.
Chief Counsel

Re: XO Communications, Inc. / Allegiance Telecom, Inc.

Ladies and Gentlemen:

Our client, XO Communications, Inc., a Delaware corporation ("XO"), has agreed to acquire substantially all the assets of Allegiance Telecom, Inc. and Allegiance Telecom Company Worldwide (collectively, "Allegiance"), debtors in possession under Chapter 11 of the Bankruptcy Code, for consideration including shares of XO common stock.

We are writing to request the Staff's assurance that it will not recommend enforcement action with respect to (i) the issuance of XO common stock as described herein or (ii) the resale of such common stock by persons who are not underwriters (as defined in Section 1145(b) of the Bankruptcy Code) or affiliates of XO, as defined in the Securities Act of 1933, as amended (the "Securities Act"). We are of the opinion that Section 1145 exempts both the initial offer and such resales, since XO will be a "successor" to Allegiance for purposes of that section.

Statement of Facts

The Parties

Both XO and Allegiance are national, facilities-based telecommunications service providers. XO is a Delaware corporation, headquartered in Reston, Virginia. Shares of XO Common Stock, $0.01 par value (the "Common Stock") are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and traded on the over-the-counter bulletin board with an average daily trading volume over the past three months of approximately 380,863 shares. There are approximately 68 record holders of shares of Common Stock. As of February 25, 2004, 136,517,285 shares of Common Stock were issued and outstanding, representing a market capitalization of approximately $888,727,525.40. XO has filed all documents and reports it is required to file under the Exchange Act, in a timely manner, for at least the last twelve months.

Allegiance is a Delaware corporation, headquartered in Dallas, Texas, and has been operating its business under the protection of Chapter 11 of the Bankruptcy Code since May 14, 2003, as a debtor in possession. Allegiance's outstanding indebtedness as of December 31, 2003 consisted of approximately $477.8 million of senior indebtedness and $650 million of outstanding unsecured notes that were issued in two series. Allegiance has more than 1,800 unsecured creditors. The Allegiance bankruptcy is pending before the United States Bankruptcy Court in the Southern District of New York (the "Bankruptcy Court"), Case No. 03-13057 (RDD).

Asset Purchase Transaction

During the Fall of 2003, Allegiance determined that it was in the best interests of its creditor constituencies to undertake the sale of its business outside of a plan, in light of its continuing losses and the risk of deteriorating asset values. In December of 2003, the Bankruptcy Court granted Allegiance's Motion to Sell All or Substantially All Assets, and Allegiance began an auction process to dispose of its operating assets and businesses, with a view to the eventual distribution of the proceeds to its secured and unsecured creditors pursuant to a chapter 11 plan. Notice of this motion was given to each creditor and equityholder of Allegiance, each of whom was given the opportunity to object to the sale.

In December of 2003, Allegiance entered into a "stalking horse" Asset Purchase Agreement with Qwest Communications, Inc., providing for the sale of Allegiance's core business (the "Allegiance Business"), subject to an auction procedure. At the auction, which was held on February 12, 2004, XO was the winning bidder, and entered into an Asset Purchase Agreement, dated February 18, 2004 (the "Asset Purchase Agreement"), with Allegiance providing for a purchase price of $311.2 million in cash and 45,380,000 shares of Common Stock (the "Shares"). The Shares, when issued, would represent approximately 24.95% of XO's outstanding shares of Common Stock, after giving effect to such issuance.

The Allegiance Business includes the approximately 35 Allegiance operating subsidiaries which offer local and long distance voice and data services, broadband and other Internet and data services, to business, government and other institutional users in 36 U.S. metropolitan areas. Two Allegiance businesses are excluded from this sale: Shared Technologies, Inc., a subsidiary offering sales and maintenance services for customer premises telecommunications equipment sales, and a shared web hosting business. Other excluded assets include cash and cash equivalents, which is anticipated to be distributed to the secured creditors of Allegiance, insurance policies, notes due from employees, and up to approximately $58.3 million in pre-petition accounts receivable from incumbent local exchange carriers, which is anticipated to be used by Allegiance in connection with the settlement of ongoing disputes with respect to accounts payable by Allegiance to the incumbent local exchange carriers.

The Bankruptcy Court approved the execution and delivery of the Asset Purchase Agreement following a hearing upon notice to each creditor and equityholder of Allegiance, each of whom was given an opportunity to object to the proposed sale. The Bankruptcy Court also found in its approval of the Asset Purchase Agreement that XO would be a successor to Allegiance for purposes of Section 1145 of the Bankruptcy Code. Pursuant to the Bankruptcy Court order approving the sale, the Purchase Price (including the Shares) will be in exchange for claims against, or interest in, the Debtor and will be delivered by XO into escrow upon the receipt by the parties of applicable governmental approvals. On that date, XO will assume the responsibility for managing the Allegiance assets. Following the approval of the Chapter 11 Plan (the "Plan") to be adopted by Allegiance, XO will consummate the acquisition of the Allegiance assets and the Shares will be distributed from escrow to the creditors of Allegiance in accordance with the Plan. While the Asset Purchase Agreement contemplates Plan approval as a condition precedent to the closing thereunder, the parties reserve the right to waive this condition under certain circumstances. In that event, XO would assume ownership of the Allegiance assets prior to confirmation of the Plan, but the Asset Purchase Agreement nonetheless provides that Allegiance will distribute the Shares only pursuant to the Plan.[1]

Consequently, any distribution of the Shares to Allegiance creditors will only occur pursuant to a Plan adopted following preparation and distribution to all Allegiance creditors and equityholders of a disclosure statement (the "Disclosure Statement") that describes the Plan and the proposed distribution of the Shares. The Disclosure Statement will be submitted to the Bankruptcy Court for approval pursuant to Section 1125(b) of the Bankruptcy Code after notice and a hearing, prior to its distribution.

The Asset Purchase Agreement permits XO to assign its right to purchase the Allegiance Business to a wholly-owned subsidiary of XO, and XO has the right to require Allegiance, prior to the closing, to transfer certain acquired assets to limited liability companies, and effect the acquisition through the transfer of all of the membership interests therein.

<u>Discussion</u>

---

[1] We have been advised that Allegiance is considering the use of a liquidating trust to facilitate distributions to its creditors. We do not believe that the use of such a liquidating trust to distribute the Shares would alter the result under Section 1145 so long as (i) the trust certificates issued to holders of claims are not thereafter transferable and (ii) the trust is prohibited from selling or otherwise disposing the Shares, except in a distribution to holders of trust certificates.

Section 1145(a) of the Bankruptcy Code - Issuance Exemption

Based on the facts outlined above, it is our opinion that Section 1145 exempts from the registration requirements of the Securities Act the issuance of the Shares and the resale of the Shares by a holder thereof who is neither an underwriter under the Bankruptcy Code nor an affiliate of XO under the Securities Act. Section 1145(a) of the Bankruptcy Code exempts from the registration requirements of the Securities Act (except with respect to an entity that is an underwriter) the:

> "offer or sale under a plan of a security of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan . . . in exchange for a claim against, an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate . . . ."

Both the courts and the Staff have consistently given this exemption a broad and liberal construction, consonant with its statutory purpose of facilitating the reorganization of debtors-in-possession.

Our opinion as to the applicability of Section 1145 to the offering, issuance, sale and purchase of the Shares is predicated on prior no-action positions of the Staff concurring in the view that (1) an issuance of securities can be deemed to be "an offer or sale under a plan" for purposes of Section 1145(a)(1) even if the sale is made during the course of the bankruptcy case, prior to the confirmation of the plan; and (2) an issuer in the position of XO can be properly deemed to be a "successor" to the debtor for such purposes.

In the contemplated transaction, the Shares to be issued to Allegiance will be distributed to its creditors in exchange for claims against and interests in Allegiance only under the Plan. Because the sale by Allegiance of substantially all of its assets to XO is the centerpiece of Allegiance's contemplated Plan, we submit that, under the authorities cited below, the issuance of XO Shares under the Asset Purchase Agreement should be deemed to be an "offer or sale under a plan". In Mooney Aerospace Group, Ltd. (December 9, 2002), for example, the Staff took a no-action position where substantially all of the debtors assets were acquired for stock issued prior to the formulation of a plan. Accord, Hasbro, Incorporated (September 28, 1989) (warrants issued in exchange for substantially all assets prior to formulation of a plan). See also Wickes Companies, Inc. (November 10, 1986) (sale outside of a plan).

As was the case in Mooney and Hasbro, where the securities could be issued prior to the confirmation of the Plan, the debtor here has agreed not to distribute the securities except pursuant to a chapter 11 plan confirmed by the Bankruptcy Court.

We also believe that XO should be treated as a "successor" to Allegiance for purposes of Section 1145(a). In prior no-action letters, the Staff has consistently construed this term broadly:

- It viewed both the issuer-parent and the acquiror-subsidiary in a triangular acquisition as a single "successor" in Search Capital Group, Inc. (August 30, 1996) and Wickes Companies, Incorporated (December 8, 1986).

- It viewed the acquiror of substantially all the assets as a successor where the debtor planned to continue a line of business using the remaining assets in Arrythymia Research Technology, Inc. (November 2, 1993).

- In Westmark Systems and Tracor Holdings, (December 13, 1991), two separate acquirors that purchased different, substantial portions of the debtors' business were each viewed as successors, in a case where the debtor itself continued to operate a third, small line of business. See also Argo Petroleum Corporation (September 14, 1987).

- In Oregon Steel Mills, Inc., (February 26, 1993), the owner of a 95.2% partnership interest in the entity that acquired substantially all the assets of the debtors was deemed to be their successor.

- Aquirors were deemed "successors" without assumption of pre-closing liabilities in Medical Manager Corporation, March 3, 2000 and Nextel Communications, Inc. (May 10, 1999).

- The retention of miscellaneous non-operating assets and liabilities by the debtor, including cash, real property, avoidance actions and other third party claims, are entirely consistent with the buyer of the debtor's principal business qualifying as a successor. See letters cited above and Grayhall Resources, Incorporated (July 10, 1987).

It is also well-established that the exception to the Section 1145(a) exemption with respect to "an entity that is an underwriter" does not include the debtor-in-possession, where the securities of a successor are being distributed. In re The Stanley Hotel, Inc., 13 Bankr. 926 (Bkrtcy. D. Colorado 1981); In re Amarex, Inc., et al., 53 Bankr. 12 (Bkrtcy. W.D. Oklahoma 1985); In re Frontier Airlines, Inc. et al., 93 Bankr. 1014 (Bkrtcy. D. Colorado 1988). To hold otherwise, these courts have said, would undercut the principal purpose of the provision. These and other bankruptcy court rulings accord with the Staff's approach to effectuating the broad purposes of Section 1145. See, e.g., In re A.H. Robbins Company, Incorporated, 88 Bank. 742 (Bkrtcy. E.D. Virginia 1988).

Section 4(1) of the Securities Act - Resale Exemption

Section 1145(c) of the Bankruptcy Code provides that the offer or sale of securities in a transaction referred to in Section 1145(a)(1) is deemed to be a public offering. As a result, the shares received in such offering by non-affiliates are not restricted securities. Since the Shares will not be "restricted securities" under Rule 144 promulgated under the Securities Act, the Shares may be resold without registration under the Securities Act or compliance with Rule 144, provided, the reseller (i) is not an affiliate of XO and (ii) is not otherwise an "underwriter" under Section 1145(b) of the Bankruptcy Code. Therefore, the exemption set forth in Section 4(1) of the Securities Act, which applies to sales not involving an "issuer, underwriter or dealer," will apply to the resale of the Shares unless the holder of such securities is deemed an affiliate of XO or an underwriter. If a person is an affiliate of XO, such Shares will have to be sold in compliance with Rule 144. The foregoing views are supported by the following no-action letters: Mooney Aerospace Group, supra; Arrhythmia Research, supra, Oregon Steel Mills, supra, Westmark Systems, Inc. (December 13, 1991), Northeast Utilities (February 11, 1991), Hasbro, supra, Cyclops Industries, Inc. (June 2, 1988) and Grayhall Resources, Inc. (June 10, 1987).

The Staff also has consistently taken a no-action position with respect to the nonregistration under the Securities Act of the resale of securities issued under Section 1145(a)(2), so long as the selling security holders are not underwriters within the meaning of Section 1145(b)(1) of the Bankruptcy Code or "affiliates" of the issuer within the meaning of the Securities Act after consummation of the related plan of reorganization. See, e.g., Mooney Aerospace Group, supra, Search Capital, supra, Westmark, supra, Zenith Laboratories, supra, Hasbro, supra, and Northeast Utilities, supra.

Conclusion

For the reasons stated herein, we are of the opinion that the issuance and distribution of the Shares are exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act, based upon the exemption provided in Section 1145(a)(1) of the Bankruptcy Code, and that the Shares may be resold without registration by holders who are neither underwriters nor affiliates. We note particularly that the Shares (i) will be distributed to creditors only pursuant to a Chapter 11 plan, (ii) are those of a "successor to the debtor" and (iii) will be so distributed only in respect of claims against Allegiance.

Therefore, we respectfully request the assurance of the Staff that it will not recommend enforcement action with respect to the issuance, distribution or resale of the Shares without registration under the Securities Act by persons who are neither underwriters under the Bankruptcy Code nor affiliates of XO under the Securities Act.

In accordance with Securities Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. We respectfully request that the Staff address the request set forth in this letter and confirm the views expressed herein. If, for any reason, Staff does not concur with our conclusions, we would appreciate the opportunity to confer with Staff prior to any written response to this letter. Any questions regarding the foregoing request should be directed to the undersigned at (212) 728-8237. Please acknowledge receipt of this letter on the enclosed copy and return the same to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

Bruce R. Kraus
Willkie Farr & Gallagher LLP

cc: Lee M. Weiner, Esq.
Benjamin R. Preston, Esq.

WILLKIE FARR & GALLAGHER LLP

BRUCE R. KRAUS
212 728 8237
bkraus@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

11 U.S.C. § 1145

May 28, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Attn: Jonathan Ingram, Esq.

Re: XO Communications, Inc. / Allegiance Telecom, Inc. No-Action Request, dated March 11, 2004

Ladies and Gentlemen:

Our client, XO Communications, Inc., a Delaware corporation ("XO"), has agreed to acquire substantially all the assets of Allegiance Telecom, Inc. and Allegiance Telecom Company Worldwide (collectively, "Allegiance"), debtors in possession under Chapter 11 of the Bankruptcy Code, for consideration including shares of XO common stock.

We are writing to amend and restate our No-Action Request dated March 11, 2004 and to inquire whether the Staff would recommend enforcement action with respect to the use of a liquidating trust in connection with (i) the issuance of XO common stock as described herein or (ii) the resale of such common stock by persons who are not underwriters (as defined in Section 1145(b) of the Bankruptcy Code) or affiliates of XO, as defined in the Securities Act of 1933, as amended (the "Securities Act").

Statement of Facts

The Parties

Both XO and Allegiance are national, facilities-based telecommunications service providers. XO is a Delaware corporation, headquartered in Reston, Virginia. Shares of XO Common Stock, $0.01 par value (the "Common Stock") are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and traded on the over-the-counter bulletin board with an average daily trading volume over the past three months of approximately 380,863 shares. There are approximately 68 record holders of shares of Common Stock. As of February 25, 2004, 136,517,285 shares of Common Stock were issued and outstanding, representing a market capitalization of approximately $888,727,525.40. XO has filed all documents and reports it is required to file under the Exchange Act, in a timely manner, for at least the last twelve months.

Allegiance is a Delaware corporation, headquartered in Dallas, Texas, and has been operating its business under the protection of Chapter 11 of the Bankruptcy Code since May 14, 2003, as a debtor in possession. Allegiance's outstanding indebtedness as of December 31, 2003 consisted of approximately $477.8 million of senior indebtedness and $650 million of outstanding unsecured notes that were issued in two series. Allegiance has more than 1,800 unsecured creditors. The Allegiance bankruptcy is pending before the United States Bankruptcy Court in the Southern District of New York (the "Bankruptcy Court"), Case No. 03-13057 (RDD).

Asset Purchase Transaction

During the Fall of 2003, Allegiance determined that it was in the best interests of its creditor constituencies to undertake the sale of its business outside of a plan, in light of its continuing losses and the risk of deteriorating asset values. In December of 2003, the Bankruptcy Court granted Allegiance's Motion to Sell All or Substantially All Assets, and Allegiance began an auction process to dispose of its operating assets and businesses, with a view to the eventual distribution of the proceeds to its secured and unsecured creditors pursuant to a chapter 11 plan. Notice of this motion was given to each creditor and equityholder of Allegiance, each of whom was given the opportunity to object to the sale.

At the auction, which was held on February 12, 2004, XO was the winning bidder, and entered into an Asset Purchase Agreement, dated February 18, 2004 (the "Asset Purchase Agreement"), with Allegiance providing for a purchase price of $311.2 million in cash and 45,380,000 shares of Common Stock (the "Shares"). The Shares represent approximately 24.95% of XO's outstanding shares of Common Stock, after giving effect to such issuance.

Following the consummation of the Chapter 11 Plan (the "Plan") by Allegiance, XO will complete the acquisition of the Allegiance assets. On April 22, 2004, Allegiance commenced the distribution to all Allegiance creditors and equityholders of a disclosure statement (the "Disclosure Statement") that described the Plan and the proposed distribution of the Shares. The Disclosure Statement was approved by the Bankruptcy Court pursuant to Section 1125(b) of the Bankruptcy Code after notice and a hearing.

Following the distribution of the Disclosure Statement, on May 4, 2004 Allegiance circulated a draft of the liquidating trust agreement pursuant to which it proposed to use a liquidating trust to distribute the Shares. The draft liquidating trust (the "ATLT") provides as follows:

> "(a) The ATLT Assets [which include the Shares] shall be transferred to the ATLT on the Effective Date.
>
> "(b) The transfer of the ATLT Assets to the ATLT shall be made for the benefit of the ATLT Beneficiaries. *In this regard, the ATLT Assets will be deemed to be transferred to the ATLT Beneficiaries and held by the Debtors on their behalf. Immediately thereafter, on behalf of the ATLT Beneficiaries, the Debtors shall transfer the ATLT Assets to the ATLT in exchange for the Beneficial Interests in the ATLT for the benefit of the ATLT Beneficiaries in accordance with the Plan.* Upon the transfer of the ATLT Assets, the Plan Administrator shall succeed to all of the Debtors' right, title and interest in the ATLT Assets and the Debtors will have no further interest in or with respect to the ATLT Assets or the ATLT.
>
> "(c) Pursuant to the Plan, in consideration for their Beneficial Interests in the ATLT, the ATLT Beneficiaries shall be deemed to have transferred to the ATLT any and all claims and causes of action such ATLT Beneficiaries may have against any Person in connection with, or in any way related to, the ATLT Assets or the Debtors.
>
> "(d) *For all federal income tax purposes, all parties (including, without limitation, the Debtors, the Plan Administrator, and the ATLT Beneficiaries) shall treat the transfer of the ATLT Assets to the ATLT, as set forth in Section 1.02(a), (b) and (c) and in accordance with the Plan, as a transfer to the ATLT Beneficiaries, followed by a transfer by them to the ATLT, and the ATLT Beneficiaries shall be treated as the grantors and owners hereof.*" [emphasis supplied]

<u>Analysis</u>

For purposes of this letter, we assume that the issuance of the Shares would otherwise be exempt pursuant to Section 1145 and are writing to inquire whether the use of the ATLT in the distribution of the Shares would invalidate a Section 1145 exemption. In the contemplated transaction, the Shares to be issued to Allegiance would be deemed to be distributed to its creditors (beneficiaries of the ATLT) in exchange for their claims against and interests in Allegiance only under the Plan with the actual shares held in trust by the ATLT.

Pursuant to the 1145 exemption, creditors (other than any affiliates) would therefore be deemed to hold unrestricted stock as though they had received it in a registered public offering, albeit indirectly through the ATLT. Ultimately, the ATLT would distribute these Shares to the Creditors or sell a portion of these shares in the market and distribute cash or a portion of the Shares and cash to its beneficiaries. Under this analysis, the Shares would retain their unrestricted character, when they are contributed (or deemed to be contributed) to the ATLT, provided that the ATLT is not itself an affiliate. As a result, the ATLT would be free to sell the shares into to market without registration.

In accordance with Securities Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. We respectfully request that the Staff address the request set forth in this letter and confirm the views expressed herein. If, for any reason, Staff does not concur with our conclusions, we would appreciate the opportunity to confer with Staff prior to any written response to this letter. Any questions regarding the foregoing request should be directed to the undersigned at (212) 728-8237.

Very truly yours,

Bruce R. Kraus
Willkie Farr & Gallagher LLP

cc: Lee M. Weiner, Esq.
Benjamin R. Preston, Esq.